

Mail Stop 4631

July 7, 2009

<u>Via U.S. mail and facsimile</u>

Mr. James E. Hurlbutt
Vice President and Chief Financial Officer
Stepan Company
Edens and Winnetka Road
Northfield, IL 60093

      RE: Form 10-K for the fiscal year ended December 31, 2008
              Form 10-Q for the period ended March 31, 2009
              Definitive Proxy Statement on Schedule 14A filed March 19, 2009
              File No. 001-11311

Dear Mr. Hurlbutt:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, you may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Craig Slivka, Special Counsel, at (202) 551-3729 regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

                                   Sincerely,

                                   Rufus Decker
                                   Accounting Branch Chief